INVESTMENT COMPANY BLANKET BOND

                                     NATIONAL UNION FIRE INSURANCE COMPANY

                                                       OF PITTSBURGH, PA

(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS
Item 1. Name of Insured             VOLUMETRIC FUND, INC.         BOND NUMBER

        Principal Address:   87 VIOLET DRIVE                         6214297

                             PEARL RIVER NY 10965

                           (Herein called the Insured)

Item 2. Bond Period from 12:01 a.m. on 09/06/2007 to 12:01 a.m. on 09/06/2008

        The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3. Limit of Liability
        Subject to Section 9, 10, and 12 hereof:

                                      Limit of Liability     Deductible Amount

Insuring Agreement A -  FIDELITY              $300,000                 $0
Insuring Agreement B - AUDIT EXPENSE           $25,000                 $0
Insuring Agreement C - ON PREMISES            $300,000                 $0
Insuring Agreement D - IN TRANSIT             $300,000                 $0
Insuring Agreement E - FORGERY OR ALTERATION  $300,000                 $0
Insuring Agreement F - SECURITIES             $300,000                 $0
Insuring Agreement G - COUNTERFEIT CURRENCY   $300,000                 $0
Insuring Agreement H - STOP PAYMENT            $25,000                 $0
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT  $25,000         $0

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J - COMPUTER SYSTEMS        $300,000                $0
Insuring Agreement K - UNAUTHORIZED SIGNATURES  $25,000                $0
Insuring Agreement L - AUTOMATED PHONE SYSTEMS $300,000                $0
Insuring Agreement M - TELEFACSIMILE           $300,000                $0


If " Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.

Office or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

No Exceptions

Item 5.

The Liability of the Underwriter is subject to the terms of the following riders attached hereto: 1-7

Item 6.

The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

By:                      /s/  Steve C. Liston

                         Authorized Representative